September 26, 2024

Dominari Securities LLC

725 Fifth Avenue, 23rd Floor

New York, NY 10022

as representatives of the several underwriters

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn:	Claire DeLabar

Robert Littlepage

Uwem Bassey

Matthew Crispino

Re:	Wellchange Holdings Company Limited File No. 333-276946
Registration Statement on Form F-1, as amended

Dear Mr. Bassey,

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Dominari Securities LLC, as representative of the underwriters, hereby joins Wellchange Holdings Company Limited (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on September 30, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the preliminary prospectus dated August 19, 2024, to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Dominari Securities LLC

By:	/s/ Eric Newman
	Name:	Eric Newman
	Title:	Head of Investment Banking